UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

______________

FORM CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering) ☐

Securities Act Rule 802 (Exchange Offer) ☐

Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer) ☐

Exchange Act Rule 14d-1(c) (Third Party Tender Offer) ☒

Exchange Act Rule 14e-2(d) (Subject Company Response) ☐

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8) ☐

Terra Networks, S.A.
(Name of Subject Company) Terra Networks, Inc.
(Translation of Subject Company's Name into English (if applicable)) Kingdom of Spain
(Jurisdiction of Subject Company's Incorporation or Organization) Telefonica, S.A.
(Name of Person(s) Furnishing Form) American Depository Shares CUSIP 88100W103/ISIN US88100W1036 Common Stock ISIN ES0178174019

(CUSIP Number of Class of Securities (if applicable))

Antonio Alonso Ureba

Joaquin de Fuentes Bardaji

Telefonica, S.A.

Gran Via, 28. Planta 9

28001 Madrid

copies to:

Brian Hoffmann

Richard D. Pritz

Clifford Chance U.S. LLP

200 Park Avenue

New York, New York 10166

(Name, Address (including zip Code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Person(s) Furnishing Form) Not Applicable
(Date Tender Offer/Rights Offering Commenced)

part i - information sent to security holders

Item 1. Home Jurisdiction Documents.

Not Applicable

Item 2. Informational Legends.

Not Applicable

part ii - information not required to be sent to security holders

The following exhibit is attached to this Form CB as Exhibit A:

Press Release, dated May 28, 2003, concerning Telefonica's tender offer for 100% of Terra Lycos.

part iii -consent to service of process

Concurrently with the filing of this Form CB, Telefonica is also filing with the Commission a written irrevocable consent and power of attorney on Form F-X.

part iv - signatures

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

TELEFONICA, S.A.

By: /s/ ANTONIO ALONSO UREBA

Name: Antonio Alonso Ureba

Title: General Secretary and Secretary

to the Board of Directors

EXHIBIT A TO FORM CB

SIGNIFICANT EVENT

In accordance with article 82 of the Spanish Stock Market law 24/1988 of 28th July and regulations thereunder, and for public disclosure as a significant event, we hereby inform that:

Following the resolution adopted by the Board of Directors of TELEFONICA S.A. in the meeting held today in Madrid, TELEFONICA S.A. has filed with the Spanish securities regulator (Comisión Nacional del Mercado de Valores) the mandatory application (and related draft prospectus thereof) for the authorization of a Public Tender Offer to purchase all of the shares of TERRA NETWORKS S.A. listed in the Spanish Stock Exchange and in the Nasdaq (National Market, USA).

The aforementioned Offer is structured as a purchase in cash, 5.25 euros being paid for each share of TERRA NETWORKS, S.A.

The Offer is contingent on the acquisition by TELEFONICA S.A. of such number of additional TERRA NETWORKS S.A. shares that, taken together with the 230,792,328 shares of TERRA NETWORKS S.A. owned by TELEFONICA S.A. on this date (these 230,792,328 shares having been blocked until the result of the Public Offer is published) allows TELEFONICA S.A. to reach a minimum of 75% in the share capital of TERRA NETWORKS S.A. on the date on which the results of the Offer are published. TELEFONICA S.A. has expressly reserved its right to waive such condition (minimum amount of shares accepting the Offer).

Please find attached to this filing a copy of the press release that will be delivered to the media and where additional information about the purpose, scope and other details of the Offer may be found.

Madrid, May 28th, 2003

Press Release

03/28/03

The Offer will allow Telefonica Group to lead and fully capture the Internet business opportunity in its natural markets

TELEFONICA LAUNCHES A TENDER OFFER FOR 100% OF TERRA LYCOS MINORITIES

  The Offering, equivalent to 5.25 Euro per share, implies a premium for Terra Lycos shareholders of 51% above the market value of the business, significantly higher than the upside potential of Terra as an independent company.

  The transaction gives answer to the continuous changes of the Internet business model and pursues to capture the benefits derived from the assets restructuring and their integration with the wireline operations of the Group.

  The restructuring will allow the Group to improve its offer of Internet integrated products and services, especially for broadband, taking full advantage of the complementary capabilities and strengths of the different companies.

  Business repositioning and costs and investments savings will improve Telefonica Group's EBITDA by 269 million Euro for the 2003-2006 period.

Madrid, May 28 2003.

The Board of Directors of Telefonica has approved today the launching of a cash tender offer for 100% of Terra Lycos shares. The Offer of 5.25 Euro per share is subject to a minimum level of acceptance of 75% of its capital base and would imply a maximum payment for Telefonica of 1,726 million Euro.

The Offer implies a premium of 15% above Terra Lycos average price for the last 6 months, and values the equity of the company in 2,938 million Euro. Nevertheless, excluding the value of the cash position of Terra Lycos (1,731 million Euro or 3.09 Euro per share) is excluded, the Offer implies the payment of a premium of 51% above Terra Lycos business market value, price significantly higher than the upside potential of Terra as an independent company.

Since Terra IPO in November 1999, Internet business models have experienced extremely deep transformations, that have been reflected in the evolution of their growth, profitability and valuation expectations, and consequently in the behavior of the Internet sector in the stock markets. This evolution has been affected by the non-fulfillment of on-line advertising and e-commerce expectations, the difficulties in monetizing contents, and the restrictions to access financing sources in a difficult macroeconomic environment.

Telefonica has actively managed this changing and increasingly demanding environment, adapting continuously to the changes, and supporting Terra Lycos in building up a solid and independent business model through the contribution of financial resources and the development of strategic agreements (IPO in November 1999, capital increase by 2,194 million Euro in September 2000 at 62 Euros per share, Bertelsmann agreement,...).

At the same time, Internet has become a key business opportunity for telecom operators, due to both the growth in Internet usage as a communication tool (value added services, mail, data transmission, corporate networks access, etc.), and to the increasing demand of integrated telecom products and services combining connectivity, Internet access and value added contents. The exploitation of this opportunity demands a closer integration among telecommunication providers, ISPs and VAS providers, to combine wireline operators connectivity capacity with the strengths in design and development of on-line communication services, contents and products of Internet operators.

Broadband development has accelerated even further the need for integration, due to both the growing investment needs required by the increase in information transmission capacity and the higher technical complexity of platforms, and to the higher efficiency ratio demanded by the business. These goals can only be met through the operators' capacity to generate economies of scale.

Benefits from assets restructuring and integration will materialize in all the markets where Telefonica is the wireline incumbent operator, as it will combine the management of more than 43 million fixed lines and 1.7 million and ADSL customers, with Terra Lycos' strength in Internet with more than 4 million access customers and 1.8 million communication and portal services pay subscribers. Thus, Telefonica Group will reinforce its commercial positioning towards the client, optimizing investments for the development of applications and platforms, and speeding up the design of integrated telecommunication products and services tailored to its client needs, especially for broadband. To achieve these goals, Telefonica will fully benefit from the complementary capabilities and strengths of the different companies within the Group.

As a result of the strategic restructuring and integration, Terra will continue as a specific business line of Telefonica Group, developing its brand name potential for residential and SOHO segments, integrating the Group's portal and on-line content offering, and minimizing its corporate, support and administration structures. Telefonica Group will integrate the access platforms to provide its customers with services with the highest quality and satisfaction standards.

Likewise, asset restructuring and integration will simplify the execution of the Strategic Alliance signed by Telefonica and Terra Lycos at the beginning of 2003, guarantying its full development and potential.

Regarding Lycos USA, Terra will manage the company as an independent business, adapting it to the US Internet market, and transferring US best practices to the rest of Terra.

As a consequence, the Group's Internet business repositioning, and the savings in costs and investments derived from the business restructuring, and the elimination of redundancies, Telefonica Group's EBITDA will improve in 269 million Euro in the period 2003-2006.